UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Registrant is announcing the completion of its official name change from Kitov Pharmaceuticals Holdings Ltd. to Kitov Pharma Ltd.

As previously announced by the Registrant, at the 2017 Annual General Meeting of Shareholders of the Registrant held on December 4, 2017, the shareholders voted to approve a change of the Registrant's name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Registrant's management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Registrant's Memorandum of Association and Amended and Restated Articles of Association to reflect such name change, with the change of the Registrant’s name becoming effective only following the approval and authorization of the Israeli Registrar of Companies, and the issuance by the Registrar of Companies of a Name Change Certificate.

On January 25, 2018, the Israeli Registrar of Companies issued a Name Change Certificate to the Registrant thereby officially changing the name of the Registrant to Kitov Pharma Ltd. The Memorandum of Association and Articles of Association of the Registrant will be amended to reflect the new name of the Registrant.

The tickers of the Registrant’s listed securities which are traded on the NASADQ and TASE, will not be changed as a result of this name change, and such securities will continue to trade on the NASDAQ and TASE under the present tickers, namely, on the NASDAQ under the ticker KTOV with respect to the Registrant’s ADSs (each ADS representing 20 ordinary shares of the Registrant) and KTOVW with respect to the Registrant’s listed publicly traded Series A Warrants, and on the TASE under the ticker KTOV with respect to the Registrant’s ordinary shares. In addition, the CUSIP numbers of the Registrant’s securities remain unchanged.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

January 25, 2018	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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